November 19, 2012

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

With a copy to:

Mr. Jeremy Simons
Professional Accounting Fellow
Office of the Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Santander Consumer USA, Inc. (SCUSA) – SCUSA Transaction

Dear Ms. Hayes:
In connection with our conference call on November 8, 2012, we had committed to provide you with a written response regarding whether or not the IPO put option and Deadlock Put/Call option included in SCUSA’s Shareholders Agreement are considered explicit or implicit variable interests in SCUSA as defined in ASC 810-10-20.
It is important to note that both the IPO put option and the Deadlock put/call options (both of which operate amongst the owners at a level above SCUSA) relate to the potential redemption of equity based on fair value, which does not protect Sponsor Auto Finance Holdings Series, LP.’s (the “Sponsor Entity”) obligation to absorb expected loses nor do they provide a guaranteed return.
Description of Options
Below is a summary of the key terms of the instruments as provided in our October 5, 2012 comment letter response to the SEC.
IPO Put Option: If after each of 4, 5 or 7 years after the purchase of equity interest by the Sponsor Entity in SCUSA, no IPO has been consummated, the Sponsor Entity has the right to put back its shares to SHUSA for a period of 60 days after each of years 4, 5 or 7 at their fair market value. Since the IPO Put Option would be determined based on fair market value and is not based on a fixed price, it would not impact our accounting conclusion. In particular, we believe the Sponsor Entity’s equity investment is still at risk, and we do not believe a fair value put creates a related party relationship between the parties.

Deadlock Put/Call Option: Under a deadlock provision in which SHUSA and the Sponsor Entity cannot come to an agreement on Board Reserved Matters or Shareholder Reserved Matters, as defined in the Shareholders Agreement, the effect of which is that it is reasonably likely that SCUSA or any significant

Ms. Suzanne Hayes
United States Securities and Exchange Commission
November 19, 2012

subsidiary will cease to continue as a going concern, the Sponsor Entity may sell its equity interest to SHUSA at 90% of the fair market value of its equity interest. Also, under a deadlock provision in which SHUSA and the Sponsor Entity cannot come to an agreement, SHUSA may purchase the Sponsor Entity’s equity interest at 120% of the fair market value of the equity interest.

We considered the impact of the Sponsor Entity’s ability to put at 90% fair value when there is an unresolved deadlock with respect to votes cast to support or veto changes to Board Reserved Matters in relations to whether the participating rights are substantive.

The objective of the Deadlock put/call option provision is to provide for an exit mechanism in those rare circumstances when reaching agreement on a critical matter (defined as those that will likely cause SCUSA or any significant subsidiary to default on any material obligation or cease to continue as a going concern) becomes impossible.

The Sponsor Entity’s ability to put shares back at 90% does not provide them with the ability to control the board and/or Board Reserved Matters. The put right held by the Sponsor Entity is exercisable at 90% of the then fair market value of the interest and thus would result in the Sponsor Entity’s forfeiture of 10% of the value of their interest if exercised. Furthermore, it is not expected that the Sponsor Entity would simply default to the views of SHUSA given this right would allow them to go to binding arbitration or hold out for SHUSA to offer to purchase shares at 120% of fair value. By design, the dispute resolution provisions and deadlock provisions were structured such that the buy-out options (either 90% put by the Sponsor Entity or 120% call by SHUSA) would result in a substantial economic penalty such that each party viewed the right as a last resort option. As such, neither the Sponsor Entity nor SHUSA is provided with the unilateral right to buy or the power to control SCUSA. We also believe there is nothing inherent in this Deadlock provision that would create a related-party relationship.

Variable Interest Analysis

Variable interests are defined in ASC 810-10-20 as the investments or other interests that will absorb portions of a variable interest entity’s (VIE's) expected losses or receive portions of the entity’s expected residual returns. Variable interests in a VIE are contractual, ownership, or other pecuniary interests in a VIE that change with changes in the fair value of the VIE’s net assets exclusive of variable interests….

ASC 810-10-55-19 further states the following (emphasis added):

The identification of variable interests involves determining which assets, liabilities, or contracts create the legal entity's variability and which assets, liabilities, equity, and other contracts absorb or receive that variability. The latter are the legal entity's variable interests. The labeling of an item as an asset, liability, equity, or as a contractual arrangement does not determine whether that item is a variable interest. It is the role of the item—to absorb or receive the legal entity's variability—that distinguishes a variable interest. That role, in turn, often depends on the design of the legal entity.

We have analyzed the IPO put and the Deadlock put/call options to determine if these contracts create variability or absorb variability in SCUSA. If they create variability, they would not be variable interests, however if they absorb variability, they will be variable interests in SCUSA that could potentially impact the consolidation analysis.

The IPO put and Deadlock put/call options are not direct interests in SCUSA since the contracts are among SCUSA’s owners who have a variable interest in SCUSA. Therefore, the options would not directly create or

Ms. Suzanne Hayes
United States Securities and Exchange Commission
November 19, 2012

absorb variability in SCUSA. Nonetheless, these options could indirectly create or absorb variability in SCUSA and therefore we analyzed whether they would represent implicit variable interests if they indirectly absorb or receive the variability of SCUSA. ASC 810-10-25-52 provides guidance on implicit variable interests. It states, in part:

The identification of explicit variable interests involves determining which contractual, ownership, or other pecuniary interests in a legal entity directly absorb or receive the variability of the legal entity. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and (or) receiving of variability indirectly from the legal entity, rather than directly from the legal entity. Therefore, the identification of an implicit variable interest involves determining whether a reporting entity may be indirectly absorbing or receiving the variability of the legal entity. The determination of whether an implicit variable interest exists is a matter of judgment that depends on the relevant facts and circumstances. …

The strike prices of both the IPO put option and Deadlock put/call options are not fixed, but instead, are either equal to or based on fair value such that the option price fluctuates with the change in the fair value of SCUSA. As a result, these options do not absorb variability from a change in the fair value of SCUSA and are not considered variable interests in SCUSA in accordance with the accounting guidance provided above.

As discussed above in connection with the Deadlock put/call option, we considered whether the percentage of fair value on the strike price (i.e., 90% by the Sponsor Entity and 120% by SHUSA) would impact our conclusion that the Deadlock put/call options are not variable interests in SCUSA. The percentages effectively result in an economic penalty for both parties and therefore create variability in SCUSA. This further supports our conclusion that the options don’t absorb variability in the fair value of SCUSA and are not variable interests in SCUSA. Although one could view the 10%/20% discount/premium to fair value as a variable interest, we believe the remoteness of occurrence and the related business purpose, which is to discourage and penalize Deadlock situations, is not consistent with the intended concept of a variable interest participating in the expected losses or expected residual returns of the entity . Although we have not undertaken a formal expected losses/residual return computation, we do not believe the occurrence of a Deadlock scenario would be included in such a quantitative analysis due to its remoteness.

We also considered the economic substance of both the IPO put options and Deadlock put/call options and whether that would impact our conclusion that they are not variable interests in SCUSA. The IPO put option, although it only provides a right to the Sponsor Entity, does not protect the Sponsor Entity from its obligation to absorb losses in SCUSA and it does not represent a guaranteed return by SHUSA. Therefore we still believe that it does not represent a variable interest. The Deadlock put/call options provide rights to both parties in the unlikely event that a deadlock exists and the court agrees that the event meets the criteria of a deadlock and does not provide any guarantee on SCUSA, rather result in an economic penalty for the party having the sale/purchase option in order to incentivize the holders to continue discussions to resolve the disagreement that caused the Deadlock. Therefore we concluded that economically both options don’t absorb variability in SCUSA in any other way that would have impacted our conclusion that they are not variable interests.

Therefore, since the Options are not a variable interest, they do not impact our assessment as to whether the holders of the equity investment at risk lack the obligation to absorb the expected losses and the right to receive the expected residual returns of SCUSA.

Finally, consistent with our analysis above as previously communicated in our comment letter response on October 5, 2012 and during our conference call on November 8, 2012, we believe that SCUSA is not a variable interest entity as defined in ASC 810-10-20.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
November 19, 2012

Should you require further clarification of any of the issues raised in this letter, please contact Guillermo Sabater at (617) 757-5610.

Sincerely,

/s/ Guillermo Sabater

Guillermo Sabater
Chief Financial Officer

cc: Jorge Morán, Chief Executive Officer
Chris Pfirrman, General Counsel
Alberto Sanchez, Director
Carlos Garcia, Chief of Staff
Ken Goldman, Chief Accounting Officer
Al Wang, Director of External Reporting and Policy

Sally Buckles, Partner, Deloitte & Touche LLP
Steve Gardner, Partner, Deloitte & Touche LLP
Ignacio Perez, Partner, Deloitte & Touche LLP National Office
Doug Barton, Partner, Deloitte & Touche LLP National Office
Mark Veblen, Watchtell, Lipton, Rosen & Katz
Joel Herold, Cravath, Swaine & Moore LLP